Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 7, 2010

Relating to Preliminary Prospectus Supplement dated December 6, 2010 and Prospectus dated November 24, 2009

Registration No. 333-160776

12,000,000 Shares

Common Shares

ISSUER FREE WRITING PROSPECTUS

Issuer:	Gastar Exploration Ltd.

Ticker / Exchange:	GST / NYSE Amex

Offering size:	12,000,000 common shares

Over-allotment option:	15%, or 1,800,000 common shares

Common stock outstanding after offering:	62,378,094 common shares, or 64,178,094 if the underwriters exercise in full their overallotment option to purchase additional shares, based on 50,378,094 common shares outstanding as of December 6, 2010, including common shares underlying options, warrants or other convertible securities that are exercisable by such beneficial owners within 60 days after December 6, 2010. This amount does not include 1,110,100 common shares issuable upon exercise of outstanding stock options and 2,000,000 common shares issuable upon exercise of outstanding warrants as of December 6, 2010.

Public offering price:	$4.00 per common share

Price to the Issuer:	$3.82 per common share

Net proceeds to the Issuer:	We will receive net proceeds from this offering of approximately $45.6 million ($52.5 million if the underwriters exercise in full the overallotment option), based on a public offering price of $4.00 per share after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to fully fund our recently announced Marcellus Shale leasehold acquisition and to fund a portion of the settlement payments with respect to the In re ClassicStar Mare Lease litigation matters. See “Use of Proceeds.”

Trade date:	December 7, 2010

Settlement date:	December 13, 2010

Joint book-running managers:	Johnson Rice & Company L.L.C., Pritchard Capital Partners, LLC and Tudor, Pickering, Holt & Co.

Co-Managers:	BMO Capital Markets and IBERIA Capital Partners, L.L.C.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $45.6 million ($52.5 million if the underwriters exercise in full their over-allotment option to purchase additional shares) after deducting estimated fees and expenses (including underwriting discounts and commissions), based on the public offering price of $4.00 per share. We intend to use the net proceeds from this offering to fully fund the Marcellus Acquisition and to fund a portion of the settlement payments with respect to the In re ClassicStar Mare Lease litigation matters, the remainder of which will be paid with cash on hand and/or borrowings under our revolving credit facility.

The following table sets forth the estimated sources and uses of funds from this offering (in thousands):

Sources of Funds		Use of Funds
Common shares offered hereby	$48,000	Marcellus Acquisition(1)	$28,800
		Classic Star litigation settlement	16,840
		Estimated offering fees and expenses	2,360

Total sources of funds	$48,000	Total uses of funds	$48,000

(1)	In the event the Marcellus Acquisition does not close, the funds will be reallocated for working capital and general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2010:

•	on an actual basis;

•	as adjusted to give effect to the Atinum Joint Venture; and

•	as further adjusted to give effect to (i) the completion of this offering and (ii) our application of the estimated net proceeds from this offering in the manner described in “Use of Proceeds.”

You should read the information in this table together with our consolidated financial statements and the related notes and the information contained in our Quarterly Report on Form 10-Q for the period ended September 30, 2010, together with the other documents that are incorporated by referenced herein.

	As of September 30, 2010 (in thousands)
	Actual	As Adjusted for the Atinum Joint Venture		As Further Adjusted for this Offering
Cash and cash equivalents(1)	$6,937	$12,937		$11,777

Accrued litigation settlement liability – current	$19,750	$19,750		$1,750

Long-term debt(2)	$24,000	$—	(2)	$—

Stockholders’ equity:
Preferred stock, none outstanding	$—	$—		$—
Common stock: 50,378,094 shares issued at September 30, 2010 actual; 62,378,094 shares issued at September 30, 2010 as further adjusted for this offering(3)	263,809	263,809		309,449
Additional paid-in capital	22,789	22,789		22,789
Retained deficit	(129,211)	(129,211)		(129,211)

Total shareholders’ equity	$157,387	$157,387		$203,027

Total capitalization	$188,324	$170,324		$214,804

(1)	In the event the Marcellus Acquisition does not close, the $28.8 million of proceeds allocated for the acquisition purchase price will be reallocated for working capital and general corporate purposes.
(2)	A portion of the proceeds from the Atinum Joint Venture were used to repay in full all outstanding borrowings under our revolving credit facility.
(3)	As of December 6, 2010, we had 50,378,094 shares of common stock outstanding and, as adjusted for this offering and would have had 62,378,094 shares outstanding (or 64,178,094 shares if the underwriters exercise their over-allotment option in full).

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND A PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING (504) 584-1231, (703) 891-6080 OR (713) 333-7132.